UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                                  SKYMALL, INC.
                                ----------------
                                (Name of Issuer)


                         Common Stock, $.001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   830859 10 4
                                 --------------
                                 (CUSIP Number)


                                August 23, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 830859 10 4
--------------------------------------------------------------------------------

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    ROBERT M. WORSLEY
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a) [ ]
    (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization

    United States
--------------------------------------------------------------------------------
              5.  Sole Voting Power
                  496 shares
Number of     ------------------------------------------------------------------
Shares        6.  Shared Voting Power
Beneficially      4,583,748 Shares
Owned by      ------------------------------------------------------------------
Each          7.  Sole Dispositive Power
Reporting         496 Shares
Person        ------------------------------------------------------------------
With:         8.  Shared Dispositive Power
                  4,583,748 shares
--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    4,584,244 shares
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)
    [ ]
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)

    51% based upon 8,986,955 shares outstanding at 9/7/99.
--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)
    IN
--------------------------------------------------------------------------------

                               Page 2 of 10 Pages

                                  SCHEDULE 13G

CUSIP NO. 830859 10 4
--------------------------------------------------------------------------------

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    CHRISTI M. WORSLEY
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a) [ ]
    (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization

    United States
--------------------------------------------------------------------------------
              5.  Sole Voting Power
                  496 shares
Number of     ------------------------------------------------------------------
Shares        6.  Shared Voting Power
Beneficially      4,583,748 Shares
Owned by      ------------------------------------------------------------------
Each          7.  Sole Dispositive Power
Reporting         496 Shares
Person        ------------------------------------------------------------------
With:         8.  Shared Dispositive Power
                  4,583,748 shares
--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    4,584,244 shares
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)
    [ ]
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)

    51% based upon 8,986,955 shares outstanding at 9/7/99.
--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)
    IN
--------------------------------------------------------------------------------

                               Page 3 of 10 Pages

                                  SCHEDULE 13G

CUSIP NO. 830859 10 4
--------------------------------------------------------------------------------

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    THE WORSLEY FAMILY REVOCABLE TRUST DATED 7/28/98
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a) [ ]
    (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization

    United States
--------------------------------------------------------------------------------
              5.  Sole Voting Power
                  1,518,051 shares
Number of     ------------------------------------------------------------------
Shares        6.  Shared Voting Power
Beneficially      0 Shares
Owned by      ------------------------------------------------------------------
Each          7.  Sole Dispositive Power
Reporting         1,518,051 Shares
Person        ------------------------------------------------------------------
With:         8.  Shared Dispositive Power
                  0 shares
--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    1,518,051 shares
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)
    [ ]
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)

    16.9% based upon 8,986,955 shares outstanding at 9/7/99.
--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)
    OO
--------------------------------------------------------------------------------

                                Page 4 of 10 pages

ITEM 1(A)  NAME OF ISSUER:

           SkyMall, Inc.

ITEM 1(B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           1520 East Pima Street
           Phoenix, Arizona  85034

ITEM 2(A)  NAME OF PERSON FILING:

           The persons filing this Schedule 13G/A are: *

           (1)  ROBERT M. WORSLEY
           (2)  CHRISTI M. WORSLEY
           (3) THE WORSLEY FAMILY REVOCABLE TRUST DTD 7/28/98 (the "Worsley Trust")
           --------
           * Attached to this Schedule 13G/A as Exhibit 1 is a Joint Filing Agreement between the persons specified above that this Schedule 13G/A is being filed on behalf of each of them.

ITEM 2(B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           The address of the principal business office of Mr. and Mrs. Worsley and the Worsley Trust is c/o SkyMall, Inc., 1520 East Pima Street, Phoenix, Arizona 85034.

ITEM 2(C)  CITIZENSHIP:

           Mr. and Mrs. Worsley are citizens of the United States.
           The Worsley Trust was formed under the laws of the United States.

ITEM 2(D)  TITLE OF CLASS OF SECURITIES:

           Common Stock, $.001 par value

ITEM 2(E)  CUSIP NUMBER:

           830859 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

           (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

           (b) [ ] Bank as defined in Section 3(a)(6) of the Act
                   (15 U.S.C. 78c);

           (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

           (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

                                Page 5 of 10 pages

           (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

           (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

           (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

           (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j) [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

           Not applicable.

ITEM 4.    OWNERSHIP.

          (A)  AMOUNT BENEFICIALLY OWNED:

               MR. AND MRS. WORSLEY:

               As of September 7, 1999, Mr. and Mrs. Worsley beneficially own 4,584,244 shares of Common Stock of the Company consisting of:

                 (i) 3,064,541 outstanding  shares of Common Stock jointly owned by Mr. and Mrs. Worsley;

                (ii) 376 shares  of  Common  Stock  are  owned  by Mr.  Worsley, individually;

               (iii) 376 shares  of  Common  Stock  are  owned by Mrs.  Worsley, individually;

                (iv) 1,518,051 shares  of Common  Stock are held by the  Worsley
                     Trust; and

                 (v) 900 shares of Common Stock are issuable upon  exercise of a
                     Warrant acquired in the Company's 1996 private placement.

               Of the 900 shares of Common Stock issuable upon exercise of the Warrant, if the Warrant is exercised in full, 660 shares of Common Stock will be issued to Mr. and Mrs. Worsley jointly, 120 shares will be issued to Mr. Worsley individually, and 120 shares will be issued to Mrs. Worsley individually.

               Based upon the foregoing, Mr. and Mrs. Worsley each individually own 496 shares of Common Stock, and jointly own 4,583,748 shares of Common Stock of the Company.

                               Page 6 of 10 pages

               THE WORSLEY TRUST:

               As of September 7, 1999, the Worsley Trust beneficially owns 1,518,051 shares of Common Stock of the Company consisting of:

                 (i) 50,000 shares of Common  Stock  transferred  to the Worsley
                     Trust by Mr. and Mrs. Worsley on August 18, 1999;

                (ii) 6,828 shares  of  Common  Stock  purchased  in open  market transactions on August 18, 1999;

               (iii) 943,223 shares of Common Stock  transferred  to the Worsley
                     Trust by Mr. and Mrs. Worsley as of August 23, 1999; and

                (iv) 518,000 shares of Common Stock  transferred  to the Worsley
                     Trust by Mr. and Mrs. Worsley as of September 7, 1999.

           (B) PERCENT OF CLASS:

               As of September 7, 1999, Mr. and Mrs. Worsley  beneficially owned
               51%  of  the  Company's   Common  Stock  and  the  Worsley  Trust
               beneficially owned 16.9% of the Company's Common Stock.

          (C)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

               (1)  ROBERT M. WORSLEY:

                    (i)   Sole power to vote or to direct the vote: 496 shares

                    (ii) Shared power to vote or to direct the vote: 4,583,748 shares

                    (iii) Sole power to dispose or to direct the disposition of:
                          496 shares

                    (iv) Shared power to dispose or to direct the disposition of: 4,583,748 shares

               (2)  CHRISTI M. WORSLEY:

                    (i)   Sole power to vote or to direct the vote: 496 shares

                    (ii) Shared power to vote or to direct the vote: 4,583,748 shares

                    (iii) Sole power to dispose or to direct the disposition of:
                          496 shares

                    (iv) Shared power to dispose or to direct the disposition of: 4,583,748 shares

                               Page 7 of 10 pages

               (3)  THE WORSLEY TRUST:

                      (i) Sole  power to vote or to direct the  vote:  1,518,051 shares

                     (ii) Shared power to vote or to direct the vote:  0 shares

                    (iii) Sole power to dispose or to direct the disposition of:
                          1,518,051 shares

                     (iv) Shared power to dispose or to direct the  disposition of: 0 shares

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

ITEM 10.  CERTIFICATION

          Not applicable.


                               Page 8 of 10 pages

                                    SIGNATURES


            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.




DATED: September 9, 1999                  /s/ Robert M. Worsley
                                          --------------------------------------
                                          ROBERT M. WORSLEY


DATED: September 9, 1999                  /s/ Christi M. Worsley
                                          --------------------------------------
                                          CHRISTI M. WORSLEY

                                          THE WORSLEY FAMILY TRUST DATED 7/28/98


DATED: September 9, 1999                  By: /s/ Robert M. Worsley
                                          --------------------------------------
                                          ROBERT M. WORSLEY, TRUSTEE


DATED: September 9, 1999                  By: /s/ Christi M. Worsley
                                          --------------------------------------
                                          CHRISTI M. WORSLEY, TRUSTEE

                               Page 9 of 10 pages

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT


     ROBERT M. WORSLEY, CHRISTI M. WORSLEY and THE WORSLEY FAMILY TRUST DATED 7/28/98 hereby agree and consent to the joint filing on their behalf of the foregoing Schedule 13G/A relating to their beneficial ownership of the Common Stock of SkyMall, Inc.




DATED: September 9, 1999                  /s/ Robert M. Worsley
                                          --------------------------------------
                                          ROBERT M. WORSLEY


DATED: September 9, 1999                  /s/ Christi M. Worsley
                                          --------------------------------------
                                          CHRISTI M. WORSLEY

                                          THE WORSLEY FAMILY TRUST DATED 7/28/98


DATED: September 9, 1999                  By: /s/ Robert M. Worsley
                                          --------------------------------------
                                          ROBERT M. WORSLEY, TRUSTEE


DATED: September 9, 1999                  By: /s/ Christi M. Worsley
                                          --------------------------------------
                                          CHRISTI M. WORSLEY, TRUSTEE

                               Page 10 of 10 pages